NORTHANN CORP.

9820 Dino Drive, Suite 110

Elk Grove, CA 95624

February 9, 2023

Via Edgar Correspondence

Alex King

Division of Corporation Finance

Office of Manufacturing

U.S. Securities Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Northann Corp. (the “Company”) Amendment No. 4 to Draft Registration Statement on Form S-1 Submitted January 27, 2023 CIK No. 0001923780

To whom it may concern:

This letter is in response to the letter dated February 2, 2023 from the staff (the “Staff”) of the U.S. Securities Exchange Commission (“SEC”) addressed to Northann Corp. (the “Company”, “we”, and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly. An amended draft registration statement on Form F-1 (the “Registration Statement Amendment”) is being submitted to accompany this letter.

Amendment No. 4 to Draft Registration Statement on Form S-1

Dilution, page 38

1)	We note the revisions made in response to prior comment 3 and the supplemental computation provided. Please revise to correctly calculate and present your net tangible book value per share using the 40,000,000 shares of your common stock outstanding at September 30, 2022, instead of the 10,000,000 shares used in your current presentation.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we updated the Dilution table on page 38 of the Registration Statement Amendment. The following table is the supplemental computation.

	as of September 30, 2022, in US$
Total asset	15,511,802	Page F-23
less: intangible assets	0
less: total liabilities	-13,293,890	Page F-23
	2,217,912	Page F-23
number of shares outstanding	40,000,000	Page F-23
Net tangible book value per share	0.06

Results of Operations: Comparison for the Nine Months Ended September 30, 2022 and 2021, page 44

2)	We note the changes made to your discussion of net income on page 46 in response to prior comment 7, where you now attribute the decrease in net income for the nine months ended September 30, 2022, primarily to the decrease in cost of products and cost of shipment. Please explain to us how decreased costs of revenues resulted in decreased net income in the period. Otherwise, revise to correctly attribute the change to the appropriate factors that materially impacted your net income in the period, including, for example, the significant increase in your general and administrative expenses resulting from the $1.2 million bad debt expense you recorded.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we revised on page 46 of the Registration Statement Amendment that the decrease in net income was because of decrease in revenue and a significant increase in general and administrative expenses relating to bad debt expenses.

Report of Independent Registered Public Accounting Firm, page F-22

3)	Please have your Independent Registered Public Accounting Firm revise its review report to also cover the statement of stockholders’ deficit for the nine-month period ended September 30, 2021, now included in the unaudited interim financial statements.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that our auditor updated the report on page F-22 of the Registration Statement Amendment.

Unaudited Consolidated Statements of Stockholders' Deficit, page F-25

4)	The amounts presented in the unaudited consolidated statement of stockholders’ deficit for the nine-month period ended September 30, 2021, appear to add to a total stockholders' deficit of $(951,400), instead of total stockholders’ equity of $908,351 as currently presented. Please revise, or advise us.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we corrected the total stockholders deficit on page F-25 of the Registration Statement Amendment.

Note 2. Summary of Significant Accounting Policies

Net earnings per share of common stock, page F-31

5)	We note your revisions made in response to prior comment 14. It appears that the column headed December 31, 2021 should instead be labeled "For the nine months ended September 30, 2021." Please revise the labeling of both columns to correctly indicate that the basic and diluted (loss) earnings per share amounts are presented for the nine-month periods ended September 30, 2022 and September 30, 2021, respectively.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we corrected the label of the table on page F-31 of the Registration Statement Amendment.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Northann Corp.

/s/ Lin Li
Name:	Lin Li
Title:	Chief Executive Officer